UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number:  1-8366

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	January 31, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Polydex Pharmaceuticals Limited
Full Name of Registrant

Former Name if Applicable

421 Comstock Road
Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada M1L 2H5
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The subject annual report on Form 10-K for the fiscal year ended January 31, 2003 could not be filed without unreasonable effort or expense because the Registrant is not able at this time to provide accurate disclosure or forward-looking information concerning its veterinary pharmaceutical operations due to recent developments involving the previously disclosed litigation between the Registrant’s veterinary pharmaceutical subsidiary and its joint venture partner.  The Registrant intends to file the subject annual report on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	George G. Usher	(416)	755-2231
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial statements of the Registrant included in the subject annual report will reflect a significant change in results of operations from the corresponding period for the last fiscal year.  Specifically, income before other expenses and income taxes will be $449,735 for the fiscal year ended January 31, 2003, as compared to a loss of $75,695 for the previous fiscal year.  However, the Registrant’s net loss will increase by $466,861 due to an increase in other expenses of $409,908 and an increase in the income tax provision of $582,384.  Other expenses has increased due to legal and receiver fees relating to the previously disclosed litigation between the Registrant’s veterinary pharmaceutical subsidiary and its joint venture partner, and the allowance provided against receivables from the joint venture partner.  The income tax provision has increased primarily due to the write-down of previously recorded tax benefits relating to tax losses at the Registrant’s veterinary pharmaceutical subsidiary caused by the lawsuit and the resulting uncertainty regarding the ability of this subsidiary to utilize these tax losses in the future.

Polydex Pharmaceuticals Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2003	By	/s/ George G. Usher
George G. Usher, Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).